Exhibit 99.46

DHX MEDIA LTD.

Report of Voting Results

Section 11.3 of National Instrument 51-102

The following motions were put to vote at the special meeting of the shareholders of DHX Media Ltd. (the “Company”) held on September 30, 2014. The vote was conducted by ballot.

1.	Motion to adopt a special resolution to approve an amendment to the Articles of the Company in order to create three new classes of shares, the Variable Voting Shares, the Common Voting Shares and Non-Voting Shares. The results were as follows:

Votes for	Percentage for	Votes against	Percentage against
68,279,505	72.26%	26,209,692	27.74%

2.	Motion to adopt an ordinary resolution to ratify By-law No. 2014-1 to confer on the board of directors of the Company the power and authority to implement and apply rules relating to restrictions on the issue, transfer, ownership, control and voting of Common Voting Shares and Variable Voting Shares. The results were as follows:

Votes for	Percentage for	Votes against	Percentage against
68,280,002	72.26%	26,209,195	27.74%

3.	Motion to approve, ratify and confirm the unallocated options, rights and other entitlements under the

Company’s stock option plan. The results were as follows:

Votes for	Percentage for	Votes against	Percentage against
67,035,781	70.95%	27,453,416	29.05%

4.	Motion to approve, ratify and confirm (i) the grant of options exercisable to acquire 5,310,000 Common Shares in the capital of the Company which were granted pursuant to the stock option plan of the Company to certain employees, officers, directors and consultants of the Company and (ii) the exercise of a total of 365,000 of the options so granted. The results were as follows:

Votes for	Percentage for	Votes against	Percentage against
66,984,800	70.89%	27,504,397	29.11%

*    *    *    *     *